Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 Tel 212.351.4000 www.gibsondunn.com Andrew L. Fabens Direct: +1 212.351.4034 Fax: +1 212.351.5289 AFabens@gibsondunn.com

August 24, 2020

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Mr. John Dana Brown

Re:	StepStone Group Inc.

Amendment No. 3 to

Draft Registration Statement on Form S-1

Submitted July 1, 2020

CIK No. 0001796022

On behalf of StepStone Group Inc., a Delaware corporation (the “Company”), set forth below is a response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated July 13, 2020 (the “Comment Letter”) relating to the Company’s amended draft Registration Statement on Form S-1, CIK No. 0001796022, submitted confidentially to the Commission on July 1, 2020 (the “Amended Draft Registration Statement”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Amended Draft Registration Statement or the exhibits thereto, as applicable.

Concurrently with the submission of this letter, the Company is publicly filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, the Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement includes revisions made in response to the comment of the Staff in the Comment Letter, as well as additional changes to update certain disclosure contained in the Amended Draft Registration Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in boldfaced print below, followed by the Company’s response. References in the response to page numbers and section headings refer to page numbers and section headings in the Registration Statement.

Beijing • Brussels • Century City • Dallas • Denver • Dubai • Frankfurt • Hong Kong • Houston • London • Los Angeles • Munich

New York • Orange County • Palo Alto • Paris • San Francisco • São Paulo • Singapore • Washington, D.C.

U.S. Securities and Exchange Commission

August 24, 2020

Risk Factors

Our amended and restated certificate of incorporation will designate the Court of Chancery, page 61

1.

You state that “the federal district courts . . . shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.” Please revise this risk factor and the description of the provision on page 181 to state that investors cannot waive compliance with the federal securities laws. Additionally, clarify whether your forum selection provision applies to actions arising under the Exchange Act. If the provision does not apply to actions arising under the Exchange Act, ensure that the exclusive forum provision in your Certificate of Incorporation states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the applicable disclosure in the Registration Statement in response to the Staff’s comment. Specifically, as copied below, the Company has added disclosure to clarify that (i) the forum selection provisions do not apply to actions arising under the Exchange Act, for which federal courts have exclusive jurisdiction, and (ii) investors cannot waive compliance with the federal securities laws. For the Staff’s convenience, we have reproduced the revised disclosure below (with added text underlined). In future filings, as applicable, the Company will include risk factor language similar to the below regarding our forum selection provisions, including to inform investors that the exclusive federal forum provision does not apply to any actions arising under the Exchange Act.

Page 64 of Registration Statement

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, and the federal district courts as the exclusive forum for Securities Act claims, which could limit our stockholders’ ability to obtain what such stockholders believe to be a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our amended and restated certificate of incorporation will provide that, unless we select or consent to the selection of an alternative forum, all complaints asserting any internal corporate claims, which include claims in the right of our company (i) that

U.S. Securities and Exchange Commission

August 24, 2020

are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity or (ii) as to which the DGCL confers jurisdiction upon the Court of Chancery, shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, another state court or a federal court located within the State of Delaware. Furthermore, unless we select or consent to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Our choice-of-forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring an interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in our amended and restated certificate of incorporation. These choice-of-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that he, she or it believes to be favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

Page 195 of Registration Statement

Exclusive forum. Our amended and restated certificate of incorporation will provide that, unless we select or consent in writing to the selection of another forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court or a federal court located within the State of Delaware) shall be the exclusive forum for any complaints asserting any “internal corporate claims,” which include claims in the right of our company (i) that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity or (ii) as to which the DGCL confers jurisdiction upon the Court of Chancery. Furthermore, unless we select or consent to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Our exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the

U.S. Securities and Exchange Commission

August 24, 2020

Exchange Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring an interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in our amended and restated certificate of incorporation. It is possible that a court could find our exclusive forum provision to be inapplicable or unenforceable. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

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U.S. Securities and Exchange Commission

August 24, 2020

Please direct any questions concerning this letter to the undersigned at (212) 351-4034 or (afabens@gibsondunn.com).

Very truly yours,

/s/ Andrew L. Fabens

Gibson, Dunn & Crutcher LLP

cc:	Jennifer Y. Ishiguro, Chief Legal Officer and Secretary, StepStone Group Inc.

Daniel Bursky, Fried, Frank, Harris, Shriver & Jacobson LLP

Andrew Barkan, Fried, Frank, Harris, Shriver & Jacobson LLP